

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2020

Emil Assentato
Chief Executive Officer
Nukkleus Inc.
525 Washington Boulevard
Jersey City, New Jersey 07310

   Re: **Nukkleus Inc.**
        Form 10-K for the Fiscal Year Ended September 30, 2019
        Filed January 14, 2020
        File No. 0-55922

Dear Mr. Assentato:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2019

Item 1. Business
Systems and Services, page 4

1.   We note the following disclosures regarding the services you provide:

   •   "the [MT4] Bridge allows for real time trade execution, reduced slippage, and access to liquidity through the XW Liquidity Matrix;"

   •   "XWare Trader is a proprietary platform for retail and institutional traders. It offers fully customizable layouts including colors, layout manager and undocking of windows. Advanced charting, 1 click trading, and automated execution for Algo Traders are all embedded in a modern interface;"

   •   "Swordfish Trader: Swordfish Trader is a proprietary platform for retail and institutional traders. It offers fully customizable layouts including colors, layout manager, and undocking of windows. Advanced charting, 1- click trading, and automated execution for Algo Traders are all embedded in a modern interface. Swordfish further offers risk management monitors unique from other trading platforms. Nukkleus has also acquired the right to apply for a US federal copyright in relation to Swordfish Trader."

In this regard, it appears that you may operate or facilitate foreign exchange trading via the "Bridge" and platforms described above. Therefore, please tell us what consideration you have given to whether you may be required to register as a broker-dealer under Section 15(b) of the Exchange Act, or a national securities exchange under Section 6 of the Exchange Act.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.
Investment – digital currency, page 17

2.   We note your disclosure that you hold investments in digital currency, consisting of Bitcoins and Ethereum. In future filings, please amend your disclosure to clarify whether you will continue to purchase and hold investments in digital currency, including whether you plan to continue to invest in only Bitcoin or Ethereum, or intend to invest in additional digital currencies. See Item 303(a)(3)(ii) and Instruction 3 to Item 303(a) of Regulation S-K. Please also include risk factor disclosure, including but not limited to: the volatility, fragmentation, potential for manipulation and general lack of regulation of the secondary markets in which digital assets trade and the resulting liquidity, valuation and earnings challenges; any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets; and any risks and challenges created by events on the underlying blockchain.

Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Fair value of financial instruments and fair value measurements , page F-9

3.   It does not appear that bitcoin and ethereum are cash or financial assets as those terms are defined in the FASB Codification Master Glossary, do not represent an ownership interest in an entity, do not have original maturities of three months or less, and do present more than insignificant risk of changes in value. As such, please tell us your basis in GAAP for recognizing investments in digital currency at fair value. Please also describe the nature and intent of your investment in such assets. In addition, please tell us what consideration you gave to whether bitcoin and ethereum represent intangible assets as defined in ASC 350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services